EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012	2011		2010		2009
Fixed charges(1)	$28,346	$52,763	$44,117	$18,789		$5,056		$4,461
Preferred stock dividends	5,203	15,854	2,405	—	(2)	—	(2)	—	(2)

Combined fixed charges and preferred stock dividends	33,549	68,617	46,522	18,789		5,056		4,461

Combined fixed charges and preferred stock dividends	33,549	68,617	46,522	18,789		5,056		4,461
Net income (loss) available to common shares	125,484	(491,636)	370,382	291,933		22,390		63,846

Earnings(3)	$159,033	$(423,019)	$416,904	$310,722		$27,446		$68,307

Ratio of earnings to combined fixed charges and preferred stock dividends	4.74	*	8.96	16.54		5.43		15.31

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.
(3)	For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) available to common shares plus combined fixed charges and preferred stock dividends (where applicable).
*	For the year ended December 31, 2013, earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $491.6 million.